UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒         Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐         No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐         No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐         No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) invites its Shareholders to participate of the Extraordinary General Shareholders’ Meeting to be held on August 10, 2012 at 11:00 am in the Company’s headquarters at Rua General Polidoro Nº 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1)	decide on the proposed Declaration of Interim Dividends, on the amount of R$507,715,614.95 (five hundred and seven million, seven hundred and fifteen thousand, six hundred and fourteen reais and ninety-five centavos), from our income reserve account, as shown in the Company’s 2011 Financial Statements;

2)	analyze, discuss and decide on the proposed creation of redeemable preferred shares issued by the Company for purposes of the distribution to be decided as per item 3 of this Agenda, as follows: (a) one class of redeemable preferred shares, with voting rights and priority in capital distributions, without premium and (b) one class of redeemable preferred shares, without voting rights, but with priority in receiving the minimum, non-cumulative dividend of 3% of shareholders’ equity per share;

3)	decide on the proposed distribution of redeemable shares issued by the Company to the shareholders of the Company, from our capital reserve account and resulting amendment of article of the Bylaws of the Company; and

4)	decide on the immediate redemption of shares created as a result of the distribution described in item 3 above, in the total amount of R$492,284,385.05 (four hundred and ninety-two million, two hundred and eighty-four thousand, three hundred and eighty-five reais and five centavos), from our capital reserve (net assets special reserve on merger) account.

GENERAL INSTRUCTIONS:

1. Materials relating to the Agenda are available for examination by Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to attend the Meeting in person or be represented by an attorney-in-fact must forward the following documents to the Company’s Corporate M&A Department (Gerência Societário e M&A), located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., up to two (2) business days prior to the Meeting: (i) Legal Entities: authenticated copies (“cópias autenticadas”) of the Articles of Incorporation or Bylaws or Articles of Association , minutes of the election of Board of Directors (if any) and minutes of the meeting electing the Board of Executive Officers and electing the legal representative(s) to be present at the Meeting; (ii) Individuals: authenticated copies of the shareholder’s identification and individual taxpayer (CPF) documents; and (iii) Investment Funds: authenticated copies of the Fund Regulations and Bylaws or Social Contract of the Fund’s administrator, as well as the minutes of the election of the legal representative(s) to be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii), as the case may be, a shareholder wishing to be represented by an attorney-in-fact must also forward the notarized power-of-attorney, conferring special powers, as well as authenticated copies of the identification documents of the person(s) who signed the power-of-attorney and minutes of the election of such person(s) to be the legal representative(s) with powers to sign the power-of-attorney, in addition to the identification and individual taxpayer documents of the attorney-in-fact. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, up to two (2) business days prior to the Meeting.

Rio de Janeiro, July 26, 2012.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer